Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FCA's Disclosure Guidance and Transparency Rule 5.6.1, the Company hereby notifies the market that as at December 1, 2023 the Company's issued share capital consisted of 137,454,012 Ordinary Shares of US$0.50 each.  The Company does not hold any shares in Treasury.

Therefore, the total number of voting rights in the Company is 137,454,012. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

Kathryn Hudson
Company Secretary

December 1, 2023

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.